1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2006
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑                 Form 40-F ☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                 No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:_______)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: April 26, 2006	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Eva Chen / CFO
(886)4-2534-1525ext.1528
evachen@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website ”www.spil.com.tw”
Siliconware Precision Industries Reports 7.5% Revenues Decline and
EPS of NT $ 1.18 or EPADS of US $ 0.18 for 1Q 2006
Taichung, Taiwan, April 26, 2006¢wSiliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 1Q 2006 was NT$ 13,439 million, representing 7.5% decline QoQ and 68.4% increase compared to the same period of year 2005.
SPIL reported a net income of NT$ 2,824 million in 1Q 2006, compared with a net income of NT$ 3,625 million in 4Q 2005 and a net income of NT$ 1,196 million in 1Q 2005.
Unconsolidated 1Q 2006 Financial Results
➢ Net revenue was NT$ 13,439 million, of which NT$ 12,231 million was from assembly business and NT$ 1,208 million was from testing business.

➢ Cost of goods sold was NT$ 9,835 million, and gross profit was NT$ 3,604 million, representing a gross margin of 26.8%.

➢ Operating expenses were NT$ 677 million, including selling expenses of NT$ 180 million, administrative expenses of NT$ 244 million, and R& D expenses of NT$ 253 million. Operating profit was NT$ 2,927 million, representing an operating margin of 21.8%.

➢ Net interest income for this quarter was NT$41 million.

➢ Net income was NT$2,824 million.

➢ Earnings per ordinary share for this quarter was NT$ 1.18, or earnings per ADS of US$ 0.18. Total weighted average outstanding ordinary shares for 1Q 2006 were 2,395,382 thousand shares.

1

Siliconware Precision Industries Co., Ltd.
Capital Expenditure
➢ Capital spending in 1Q 2006 totaled NT$ 2,388 million, in which NT$ 2,072 million were spent on assembly equipment, and NT$ 316 million were spent on testing equipment.

➢ The depreciation expenses in 1Q 2006 were NT$ 1,572 million, in which NT$ 1,077 million were from assembly business and NT$ 495 million were from testing business.
Assembly Operation
➢ Substrate product revenues accounted for 50% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted for 12%, remaining flat from previous quarter; leadframe product revenues accounted for 27%, remaining flat from previous quarter. Testing service generated 9% of total revenues in 1Q 2006.

2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months ended March 31, 2006 reflect our gains or losses attributable to the first quarter of 2006 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. The unaudited unconsolidated financial data for our company for the three months, ended Mar 31, 2006, is not necessarily indicative of the results that may be expected for any period thereafter.

3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Mar 31, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2006			Mar 31, 2005		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	395,988	12,873,568	17	7,861,817	14	5,011,751	64
Financial assets at fair value through profit or loss				1,384,279	3	(1,384,279)	-100
Accounts receivable	255,766	8,314,940	11	5,274,042	9	3,040,898	58
Inventories	85,640	2,784,148	4	1,655,948	3	1,128,200	68
Other current assets	60,989	1,982,759	2	1,604,426	3	378,333	24

Total current assets	798,382	25,955,415	34	17,780,512	32	8,174,903	46

Long-term investments	545,350	17,729,328	23	9,428,174	17	8,301,154	88
Fixed assets	1,672,433	54,370,808	72	46,426,160	84	7,944,648	17
Less accumulated depreciation	(752,677)	(24,469,525)	-32	(20,825,393)	-38	(3,644,132)	17

Net fixed assets	919,756	29,901,283	40	25,600,767	46	4,300,516	17

Other assets	81,291	2,642,785	3	2,664,689	5	(21,904)	-1

Total Assets	2,344,780	76,228,811	100	55,474,142	100	20,754,669	37

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	138,979	4,518,195	6	1,921,923	4	2,596,272	135
Current portion of long-term debt	188,028	6,112,790	8	486,000	1	5,626,790	1158
Other current liability	125,532	4,081,043	6	1,954,205	3	2,126,838	109
Bonds payable	182,550	5,934,701	8	11,507,728	21	(5,573,027)	-48
Long term loans	51,264	1,666,600	2	4,799,835	8	(3,133,235)	-65
Other liabilities	10,627	345,486	—	31,951	—	313,535	981

Total Liabilities	696,980	22,658,815	30	20,701,642	37	1,957,173	9

Stockholders’ Equity
Capital stock	742,602	24,141,992	31	21,111,226	38	3,030,766	14
Capital reserve	319,059	10,372,620	13	8,346,498	15	2,026,122	24
Legal reserve	36,269	1,179,104	2	750,886	1	428,218	57
Special reserve	4,339	141,053	—	—	—	141,053	—
Retained earnings	340,354	11,064,924	15	5,516,640	10	5,548,284	101
Unrealized gain or loss on financial instruments	232,736	7,566,236	10	(231)	—	7,566,467	- 3,275,527
Cumulated translation adjustment	(2,011)	(65,377)	—	(147,913)	—	82,536	-56
Net loss not recognized as pension cost	(56)	(1,828)	—	—	—	(1,828)	—
Treasury stock	(25,491)	(828,728)	-1	(804,606)	-1	(24,122)	3

Total Equity	1,647,801	53,569,996	70	34,772,500	63	18,797,496	54

Total Liabilities & Shareholders’ Equity	2,344,780	76,228,811	100	55,474,142	100	20,754,669	37

Forex ( NT$ per US$ )		32.51		31.595

(1)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
		1Q 2006			1Q 2005		YOY	1Q 2006	4Q 2005		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	413,391		13,439,341	100.0		7,981,790	68.4	13,439,341		14,526,409	-7.5
Cost of Goods Sold	(302,517)		(9,834,836)	-73.2		(6,799,510)	44.6	(9,834,836)		(10,369,639)	-5.2

Gross Profit	110,874		3,604,505	26.8		1,182,280	204.9	3,604,505		4,156,770	-13.3

Operating Expenses
Selling Expenses	(5,556)		(180,626)	-1.3		(134,434)	34.4	(180,626)		(168,634)	7.1
Administrative Expenses	(7,502)		(243,900)	-1.8		(188,170)	29.6	(243,900)		(211,395)	15.4
Research and Development Expenses	(7,781)		(252,961)	-1.9		(199,190)	27.0	(252,961)		(247,396)	2.2

	(20,839)		(677,487)	-5.0		(521,794)	29.8	(677,487)		(627,425)	8.0

Operating Income	90,034		2,927,018	21.8		660,486	343.2	2,927,018		3,529,345	-17.1

Non-operating Income	6,099		198,275	1.5		164,793	20.3	198,275		587,564	-66.3
Non-operating Expenses	(3,842)		(124,896)	-0.9		(324,927)	-61.6	(124,896)		(432,811)	-71.1

Income from Continuing Operations before Income Tax	92,292		3,000,397	22.3		500,352	499.7	3,000,397		3,684,098	-18.6
Income Tax Credit (Expenses)	(5,429)		(176,507)	-1.3		44,948	—	(176,507)		(58,871)	199.8

Income from Continuing Operations	86,862		2,823,890	21.0		545,300	417.9	2,823,890		3,625,227	-22.1
Cumulative Effect of Changes in Accounting Principle	—		—	—		650,508	—	—		—	—

Net Income	86,862		2,823,890	21.0		1,195,808	136.1	2,823,890		3,625,227	-22.1

Earnings Per Common Share		NT$1.18			NT$0.53				NT$1.58

Earnings Per ADS		US$	0.18		US$	0.08			US$	0.24

Weighted Average Number of Shares Outstanding(‘k)			2,395,382			2,276,084				2,294,413

Forex ( NT$ per US$)			32.51			31.595				32.9

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 3 Months Ended on Mar 31, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2006		3 months, 2005
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	86,862	2,823,890	1,195,808
Depreciation	48,361	1,572,203	1,449,112
Amortization	4,307	140,028	121,076
Long-term investment loss (gain) recognized by equity method	231	7,496	(563,796)
Compensation interest payable on bonds payable	672	21,839	34,443
Foreign currency exchange gain on bonds payable	(4,636)	(150,712)	(59,861)
Change in working capital & others	18,768	610,151	208,969

Net cash flows provided from operating activities	154,565	5,024,895	2,385,751

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(73,465)	(2,388,352)	(978,066)
Payment for long-term investment	(14,982)	(487,050)	—
Proceeds from disposal of fixed assets	842	27,370	20,374
Payment for deferred charges/other changes	(3,078)	(100,069)	492,634

Net cash used in investing activities	(90,683)	(2,948,101)	(465,058)

Cash Flows from Financing Activities:
Repayment of bonds payable	—	—	(800,000)
Repayment of long-term loan	—	—	(2,670,000)
Proceeds from the exercise of employee stock option /other charges	6,993	227,340	83,188

Net cash provided from financing activities	6,993	227,340	(3,386,812)

Net increase (decrease) in cash and cash equivalents	70,875	2,304,134	(1,466,119)

Cash and cash equivalents at beginning of period	325,113	10,569,434	9,327,936

Cash and cash equivalents at end of period	395,988	12,873,568	7,861,817

Forex ( NT$ per US$ )		32.51	31.595

(1)	: All figures are under ROC GAAP.